UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 April 2013

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Blazquez, a person discharging managerial responsibilities (“PDMR”) informs the Company of his beneficial interests. (2 April 2013)	Announcement Mr Walsh informs the Company of his beneficial interests. (24 April 2013)
Announcement Dr Humer and Ms Moriarty, a PDMR, inform the Company of their beneficial interests. (9 April 2013)

Announcement

Company notified of transactions in respect of the Company’s US Employee Stock Purchase Plan and Ms Mahlan, Mr Menezes and PDMRs inform the Company of their interest therein.

(25 April 2013)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 April 2013)

Announcement Mr Millian, a PDMR, informs the Company of his beneficial interests. (26 April 2013)
Announcement Company releases interim management statement for the nine months ended 31 March 2013. (18 April 2013)	Announcement Mr Williams, a PDMR, informs the Company of his beneficial interests. (29 April 2013)
Announcement Company announces appointment to Executive Committee (18 April 2013)	Announcement Company announces total voting rights. (30 April 2013)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 2 May 2013	By: /s/ C Kynaston
Name: C Kynaston Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:29 02-Apr-2013
Number	31528-3EE8

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Nick Blazquez, a person discharging managerial responsibilities, had on 2 April 2013 transferred 10,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse, Mrs Alison Blazquez.

The Company also received notification today that Mrs Blazquez sold 1,000 Ordinary Shares on 28 March 2013, at a price per share of £20.46.

As a result of the above transactions, the interests of Mr Blazquez in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are 72,965.

J Nicholls

Deputy Company Secretary

2 April 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:39 09-Apr-2013
Number	31437-60B0

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The following notification was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that the following Director and Person Discharging Managerial Responsibilities ("PDMR"), as participants in the Diageo Dividend Reinvestment Plan, received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in lieu of the interim dividend paid on 8 April 2013:

Name of Director	Number of Ordinary Shares
Dr FB Humer	368

Name of PDMR	Number of Ordinary Shares
S Moriarty	242

The Ordinary Shares were purchased on 8 April 2013 (with a settlement date of 11 April 2013) at an average price per Ordinary Share of £20.24.

As a result of the above transaction, interests of the director and PDMR in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	45,629

Name of PDMR	Number of Ordinary Shares
S Moriarty	28,731

J Nicholls

Deputy Company Secretary

9 April 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:54 10-Apr-2013
Number	31452-EB4F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 April 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 April 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

PS Walsh	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 April 2013 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

D Gosnell	9

J Grover	9

A Morgan	9

S Moriarty	10

G Williams	9

I Wright	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.77.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 April 2013 that Dr FB Humer, a director of the Company, had purchased 419 Ordinary Shares on 10 April 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.77.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	46,048

D Mahlan	132,207 (of which 131,583 are held as ADS)

PS Walsh	604,632

Name of PDMR	Number of Ordinary Shares

N Blazquez	72,975

D Gosnell	110,546

J Grover	187,012

A Morgan	142,976

S Moriarty	28,741

G Williams	176,441 (of which 6,493 are held as ADS)

I Wright	56,296

J Nicholls

Deputy Company Secretary

10 April 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	IMS for the nine months ended 31 March 2013
Released	07:00 18-Apr-2013
Number	6494C07

RNS Number : 6494C

Diageo PLC

18 April 2013

Interim management statement for the nine months ended 31 March 2013

Diageo reports consistent performance with 5% organic and 6% reported net sales growth for the nine months ended 31 March 2013

In the nine months ended 31 March 2013 Diageo delivered 5% organic net sales growth with volume up 1%. This is in line with the first half performance of fiscal 2013. In the quarter ended 31 March 2013, Diageo delivered 4% organic net sales growth with volume down 1% and strong price/mix.

Reported net sales grew 7% in the quarter benefitting from the acquisition of Shui Jing Fang and Ypióca and a small positive foreign exchange impact. Reported net sales growth in the nine months ended 31 March 2013 was 6%, also against the comparable prior period.

By region, organic net sales growth for the nine month period was:

•	North America 6%
•	Western Europe (4)%
•	Africa, Eastern Europe and Turkey 9%
•	Latin America and Caribbean 14%
•	Asia Pacific 4%

Commentary on the quarter ended 31 March 2013:

Diageo’s US spirits business again delivered a strong performance with underlying consumer trends unchanged from the first half. Price increases taken on US spirits brands since May 2012 delivered stronger price/mix. US spirits remain the key driver of performance for Diageo North America. Underlying trends in Western Europe remain unchanged. The stronger performance in the quarter was due to the comparison against a weak third quarter in the prior year in France, an earlier Easter in 2013 and shipment phasing in Spain which is expected to reverse in Q4. Trading in Africa, Eastern Europe and Turkey is broadly unchanged from the first half. As anticipated, trading in Nigeria weakened slightly and there was a short term impact from the elections in Kenya. Russia’s performance was affected by comparison against a strong quarter in the prior year; the result of shipment phasing between Q3 and Q4 last year. Net sales growth in Turkey was impacted by customer purchases in Q2 ahead of the duty increase. Performance in Latin America and Caribbean moderated as consumer weakness in Brazil impacted performance despite share gains. In Colombia and Venezuela, systems changes led to higher shipments in the first half which reversed in Q3. Performance in Asia Pacific was affected by the comparison against a strong quarter in the prior year due to the timing of price increases and the continued decline of the scotch market in Korea.

At 31 March 2013, net assets were £7,670 million (£7,448 million at 31 December 2012) and net borrowings were £8,431 million (£7,897 million at 31 December 2012).

Paul S Walsh, Chief Executive of Diageo commented:

‘Our performance in the quarter was robust and again demonstrates Diageo’s strengths, global reach and category breadth and depth. Therefore despite consumer weakness in three markets, Korea, Nigeria and Brazil, Diageo’s performance for the nine months is in line with the first half and our expectations. Strong performance from our biggest business, US spirits; the continued growth of spirits in Africa; share gains across our markets in Asia Pacific and double digit growth of Johnnie Walker, Crown Royal, Buchanan’s, and Tanqueray are the highlights of the quarter. Given our market positions and geographic diversity we remain confident that Diageo’s performance continues to be in line with our medium term guidance.’

ENDS

Contacts

Investor enquiries to:	Agnes Bota	+ 36 1 580 1022

	Catherine James	+ 44 (0) 20 8978 2272
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 20 8978 4764
	Rowan Pearman	+44 (0) 20 8978 4751
	Victoria Ward	+44 (0) 20 8978 4353
press.office@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

Company	Diageo PLC
TIDM	DGE
Headline	Appointment to Executive Committe
Released	13:30 18-Apr-2013
Number	6975C13

RNS Number : 6975C

Diageo PLC

18 April 2013

Thursday 18 April

Diageo announces appointment to Executive Committee

Diageo has today announced that:

·	Randy Millian, President, Diageo Latin America and Caribbean, will be retiring from the company by 30 June 2014
·	Alberto Gavazzi, Managing Director, Diageo West Latin America and Caribbean (WestLAC), is appointed President, Diageo Latin America and Caribbean with effect from 1 July 2013. Alberto will report to Ivan Menezes, Chief Operating Officer and will replace Randy on the Diageo Executive Committee

From 1 July 2013, Randy will take on a new non-executive role as Chairman, Diageo LAC reporting to Ivan. In this capacity he will ensure a seamless transition across the region by supporting the successful completion of certain key projects. Randy will continue to represent Diageo on the Zacapa Board and the OAS (Organization of American States) Trust Board until his retirement.

Paul S Walsh, Chief Executive of Diageo, said: “Alberto brings a wealth of global and regional experience to his new role. Over the past 19 years he has succeeded in a variety of marketing and general management positions, including General Manager, Brazil; Global Category Director Whisky, Gin and Reserve Brands, and VP Consumer Marketing North America. I believe he will be equally successful in his new role and I congratulate him on his appointment.”

“Randy leaves a strong business for Alberto to build upon. He has led the Diageo LAC business from a time when our brands were almost exclusively represented by distributors across the region, to the present where we have both 14 well-run Diageo business units and some exceptional distributor relationships. Randy and his team have created an enviable position for Diageo in the region and we are now nearly twice the size of our nearest international competitor.”

“It has been a pleasure to work with Randy and I am very grateful to him for his commitment to our brands, values and our people over his long and successful career with Diageo.”

ENDS

Contacts

Investor enquiries to:	Agnes Bota	+ 36 1 580 1022

	Catherine James	+ 44 (0) 20 8978 2272
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 20 8978 4764
	Rowan Pearman	+44 (0) 20 8978 4751
	Victoria Ward	+44 (0) 20 8978 4353
press.office@diageo.com

Notes to Editors

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan’s and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

About Diageo Latin America and Caribbean

Diageo has 14 operating companies across the region, rolled up into four market groups and employing almost 3,000 people. In addition to the global brands, key regional brands include Buchanan’s and Old Parr Scotch whiskies; Zacapa, Pampero and Cacique rums; Ypióca, the recently acquired cachaça, Red Stripe, and Navarro Correas wines.

Alberto Gavazzi: Biographical Information

In his current role as Managing Director, Diageo WestLAC, Alberto is responsible for five business units covering Southern and Western Latin America, Central America and the Caribbean. He has been with Diageo for 19 years, having joined Diageo in late 1993 to lead the Diageo Brazil innovation agenda. Alberto was appointed Marketing Director, Diageo Brazil in 1997, becoming VP Consumer Marketing for Diageo North America in 2000 and Brazil General Manager in 2002, with extended responsibilities over the South Cone of Latin America. Prior to his current role as MD Diageo WestLAC, he was Global Marketing Director, Whisky and Gin, responsible for Marketing across all whisky and gins categories, heading up teams that design, develop and implement global, regional and local sales and marketing programmes. In this role, Alberto was also accountable for Diageo's Super Premium Business Unit, the Reserve Brand Group, one of Diageo's fastest growing businesses.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:50 24-Apr-2013
Number	31048-80F4

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 23 April 2013 that Paul Walsh, a director, exercised options on 23 April 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan as set out below:

No. of Ordinary Shares	Date of grant	Price per Ordinary Share

423,387	19 September 2006	£9.30

186,445	27 October 2008	£8.77

392,483	18 September 2007	£10.51

Subsequently, on 23 April 2013, Mr Walsh sold 509,832 Ordinary Shares at a price per Ordinary Share of £19.75 and 317,483 Ordinary Shares at a price per Ordinary Share of £20.00. He retains the balance of 175,000 Ordinary Shares.

Separately, Mr Walsh disposed of 10,000 Ordinary Shares as a gift on 23 April 2013.

As a result of the above transactions, Mr Walsh's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 769,632.

J Nicholls

Deputy Company Secretary

24 April 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:16 25-Apr-2013
Number	31215-5C6B

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 24 April 2013 that the following Directors and Persons Discharging Managerial Responsibilities ("PDMR"), as participants in the dividend reinvestment programme connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) (the "USESPP"), received American Depository Shares ("ADS*") in lieu of the Company's interim dividend paid on 12 April 2013, as follows:

Name of Director	Number of ADSs

D Mahlan	28

I Menezes	35

Name of PDMR	Number of ADSs

G Ghostine	8

J Kennedy	3

R Millian	26

T Proctor	3

L Schwartz	38

G Williams	11

The ADSs were purchased on 12 April 2013 at a price of $122.33 per ADS.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

D Mahlan	132,315 (of which 131,691 held as ADS)

I Menezes	524,617 (of which 431,619 held as ADS)

Name of PDMR	Number of Ordinary Shares

G Ghostine	106,332 (of which 33,207 held as ADS)

J Kennedy	23,186 (of which 18,590 held as ADS)

G Williams	176,483 (of which 6,535 held as ADS)

Number of ADS

R Millian	21,139
T Proctor	28,904
L Schwartz	20,853

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

25 April 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:22 26-Apr-2013
Number	31421-17C8

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 26 April 2013 that Randy Millian, a person discharging managerial responsibility ("PDMR"), exercised options on 25 April 2013 over American Depository Shares in the Company ("ADS")* granted under the Company's Senior Executive Share Option Plan ("SESOP") as set out below:

No. of ADSs	Date of grant	Price per ADS

19,406	19 September 2006	$70.38

17,453	18 September 2007	$84.53

13,775	27 October 2008	$56.84

21,384	17 September 2009	$63.13

Of the shares arising, Mr Millian sold 71,296 ADSs at an average price per ADS of $119.94 and retained the balance of 722 ADSs. As a result of the above transactions, Mr Millian's interests in the Company's ADS (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 21,861.

J Nicholls

Deputy Company Secretary

26 April 2013

*1 ADS is equal to 4 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares")

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:20 29-Apr-2013
Number	31219-F6D1

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 29 April 2013 that Gareth Williams, a person discharging managerial responsibilities ("PDMR"), exercised options on 26 April 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan ("SESOP") as set out below:

No. of Ordinary	Date of grant	Price per Shares Ordinary Share

96,774	19 September 2006	£9.30

Of the shares arising, Mr Williams sold 95,000 Ordinary Shares at an average price per Ordinary Share of £19.42 and retained the balance of 1,774 Ordinary Shares.

As a result of the above transactions, Mr Williams's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 178,257 (of which 6,535 are held as American Depository Shares in the Company ("ADS")*)

J Nicholls

Deputy Company Secretary

29 April 2013

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	12:36 30-Apr-2013
Number	31236-91DA

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,152,991 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 242,759,512 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,511,393,479 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 April 2013